One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

April 24, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”),

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov:

This letter responds to certain comments provided to me and Brenden P. Carroll and Matthew E. Barsamian of Dechert LLP during a telephonic discussion on April 14, 2015, with respect to your review of Post-Effective Amendment No. 11 (“PEA No. 11”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2015. PEA No. 11 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with Goldman Sachs Multi-Manager Alternatives Fund’s (the “Fund”) annual update to its registration statement to incorporate all supplements that were filed since April 30, 2014, including those reflecting the addition of new sub-advisers, and to make certain other changes. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement. We will respond to the remaining comments provided with respect to PEA No. 11 in a subsequent correspondence to be filed concurrently with the Fund’s registration statement filed pursuant to Rule 485(b) under the Securities Act in connection with the Fund’s annual update.

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Prospectus

1.	Comment: Please complete the “Annual Fund Operating Expenses” table. Please also provide the “Annual Fund Operating Expenses” table to the SEC staff for review in advance of the registration statement’s effective date.

Response: The Fund has included the Annual Fund Operating Expenses table on Exhibit A attached hereto.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Matt Wolfe, Goldman, Sachs & Co.

Francesca Mead, Goldman, Sachs & Co.

Exhibit A

	Class A		Class C	Institutional		Class IR		Class R
Shareholder Fees (fees paid directly from your investments):
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None		1.00%	None		None		None

	Class A		Class C	Institutional		Class IR		Class R
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) Management Fees	2.00%		2.00%	2.00%		2.00%		2.00%
Distribution and/or Service (12b-1) Fees	0.25%		0.75%	None		None		0.50%
Other Expenses[2,3]	0.92%		1.21%	0.76%		1.00%		0.86%
Service Fees	Non	e	0.25%	Non	e	Non	e	Non	e
Dividend and Interest Payments on Securities Sold Short	0.17%		0.19%	0.17%		0.19%		0.14%
Remainder of Other Expenses	0.75%		0.77%	0.59%		0.81%		0.72%
Acquired Fund Fees and Expenses[4,5]	0.07%		0.07%	0.07%		0.07%		0.07%

Total Annual Fund Operating Expenses[6]	3.24%		4.03%	2.83%		3.07%		3.43%
Fee Waiver and Expense Limitation[6,7]	(0.39)%		(0.39)%	(0.38)%		(0.45)%		(0.38)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation[7]	2.85%		3.64%	2.45%		2.62%		3.05%

1	A contingent deferred sales charge (“CDSC”) of 1.00% is imposed on Class C Shares redeemed within 12 months of purchase.
2	The Fund’s “Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
3	The differences in the “Other Expenses” ratios across the share classes are the result of, among other things, contractual differences in transfer agency fees and the effect of mathematical rounding on the daily accrual of certain expenses, particularly in respect of small share classes.
4	Based on estimated amounts for the current fiscal year.
5	“Acquired Fund Fees and Expenses” reflect the expenses (including the management fee) borne by the Fund as the sole shareholder of the Subsidiary (as defined below) in which the Fund invests.
6	The “Total Annual Fund Operating Expenses” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”
7	The Investment Adviser has agreed to (i) waive a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by the Subsidiary at an annual rate of 0.42% of the Subsidiary’s average daily net assets; (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.114% of the Fund’s average daily net assets and (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) of Class A, Class C, Institutional, Class IR, and Class R to 2.55%, 3.30%, 2.15%, 2.30% and 2.80%, respectively. The management fee waiver arrangement may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. The expense limitation arrangement and total operating expense limitation arrangement will remain in effect through at least April 30, 2016, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.